Filed Pursuant to Rule 424(b)(3)
Registration No. 333-208755

Prospectus Supplement dated August 28, 2017
(To Prospectus Dated December 23, 2015)
Lexington Realty Trust

Amended and Restated Dividend Reinvestment and Direct Share Purchase Plan
Common Shares of Beneficial Interest Classified as Common Stock

We are Lexington Realty Trust, a self-managed and self-administered real estate investment trust, or REIT, that acquires, owns and manages a diversified portfolio of equity investments in single-tenant commercial properties. Our executive offices are located at One Penn Plaza, Suite 4015, New York, New York 10119-4015, and our telephone number is (212) 692-7200.
This Prospectus Supplement relates to our Amended and Restated Dividend Reinvestment and Direct Share Purchase Plan.
We originally established our Dividend Reinvestment Plan on September 29, 2000, amended and restated such plan on January 14, 2003 and August 11, 2006, and further amended such plan on April 5, 2007. On November 21, 2008, we revised our Dividend Reinvestment Plan pursuant to the Amended and Restated Dividend Reinvestment and Direct Share Purchase Plan, which we further revised by filing a Registration Statement on Form S-3 (Registration No. 333-208755) with the Securities and Exchange Commission on December 23, 2015 that became effective upon filing and included a prospectus dated December 23, 2015 (the “Prospectus”). This Prospectus Supplement updates and amends certain language in the Prospectus, as described below. Such amendment and update is effective as of September 5, 2017. This Prospectus Supplement should be attached to and read in conjunction with the Prospectus.

DESCRIPTION OF THE PLAN - Cash investments
The seventh bullet point under the heading “Description of the Plan-Cash Investments-Question 15” is hereby amended and restated in its entirety to read as follows:
Newly issued common shares purchased pursuant to a request for waiver on a bid-waiver form will be posted to participants’ accounts (i) if purchased before September 5, 2017, within three (3) business days and (ii) if purchased on or after September 5, 2017 within two (2) business days following the end of the applicable pricing period, or, if we elect to activate the continuous settlement feature, (x) if purchased before September 5, 2017, within three (3) business days and (y) if purchased on or after September 5, 2017, within two (2) business days of each separate investment date beginning on the first investment date in the relevant pricing period and ending on the final investment date in the relevant pricing period, with an equal amount being invested on each day, subject to the qualifications set forth above. During any month when we are proposing to grant requests for waiver for one or more investments, we may elect to activate the continuous settlement feature for such investments by announcing in the bid-waiver form that we will be doing

so. The purchase price of common shares acquired on each investment date will be equal to the volume-weighted average price obtained from Bloomberg, LP (unless such service is unavailable, in which case we will designate another service to be utilized before the beginning of the pricing period), rounded to four decimal places, for the trading hours from 9:30 a.m. to 4:00 p.m., Eastern Time, up to and including the closing print, for each of the investment dates during the pricing period, assuming the threshold price is met on that day, less any discount that we may decide to offer. For each pricing period (assuming the threshold price is met on each trading day of that pricing period), we would have a separate settlement of each investment date’s purchases, each based on the volume-weighted average price for the trading day relating to each of the investment dates during the pricing period.

The date of this Prospectus Supplement is August 28, 2017.

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